TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 LOS ANGELES • NEW YORK • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

September 20, 2019

Via EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn: Ernest Greene

Sherry Haywood

Anne McConnell

Asia Timmons-Pierce

Re:	CPG Newco LLC

Draft Registration Statement on Form S-1

Submitted August 6, 2019

CIK No. 1782754

Dear Ladies and Gentlemen:

On behalf of our client, CPG Newco LLC (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated September 4, 2019, with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on August 6, 2019. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). For the Staff’s reference, we are also sending to the Staff by overnight delivery a copy of this letter and both a clean copy of the Amended Draft Registration Statement and a version that is marked to show changes from the version of the Draft Registration Statement confidentially submitted on August 6, 2019.

CPG: 01

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the responses of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein have the meanings ascribed to such terms in the Amended Draft Registration Statement. The responses to the Staff’s comments set forth below, as well as the changes in the disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Our Sponsors, page 12

1.

You state that prior to this offering, entities affiliated with Ares and OTTP, together with Ares, the Sponsors, indirectly owned substantially all of your limited liability company interests and, after giving effect to this offering and the corporate conversion, your Sponsors will hold Class A and Class B common stock. Please disclose how you determined or will determine the number of Class A and Class B common shares to be issued to your Sponsors, including if there will be any impact on their current ownership interests. Please also explain why your Sponsors interests will be exchanged for different classes of common stock.

Response: In response to the Staff’s comment, the Company advises the Staff that, prior to the effectiveness of the registration statement, the Company will complete transactions pursuant to which the Sponsors and other holders of common interests in the Partnership will receive shares of common stock in direct proportion to their respective interests in the Partnership. The number of shares of common stock to be received by each holder of common interests will not be determined until a price range is determined for the offering. The number of shares of common stock to be distributed to each holder of common interests in the Partnership will not change the relative economic interests of such holders.

As disclosed in the Amended Draft Registration Statement, the Class A common stock and Class B common stock will be identical in all respects except with respect to voting and conversion. The two classes of stock will have identical economic rights. The Sponsors’ interests will be exchanged for two different classes of common stock in order to ensure compliance with the requirements of section 79 of regulation 909 of the Pension Benefits Act (Ontario) (the “PBA”) applicable to OTPP, pursuant to which OTPP is restricted from investing monies of the Ontario Teachers’ Pension Plan, directly or indirectly, in securities of a corporation to which are attached more than 30% of the votes that may be cast for the election of directors of the corporation. To accommodate for the limitations of the PBA, the number of shares of Class A common stock to be received by OTPP will represent 30% or less of the total number of shares of Class A common stock outstanding, and the remaining shares of common stock to be received by OTPP will be represented by shares of Class B common stock, which will not be entitled to vote on the election of directors. The relative economic interests of Ares and OTPP in the Company will not be altered as a result of the dual-class stock structure. Following the offering, OTPP will be the only holder of Class B common stock and it is not currently expected that the Company will issue Class B common stock in the future to any holder other than OTPP.

CPG: 02

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

In response to the Staff’s comment, the Company has revised the disclosures on pages 16 and 148 to clarify that OTPP will be the only holder of Class B common stock upon completion of the offering.

The Offering

Voting and conversion rights, page 15

2.

You disclose here and in the Description of Capital Stock section that each share of your Class B common stock entitles its holder to one vote per share on all matters to be voted upon by stockholders, except with respect to the election, removal or replacement of directors. Please revise to clearly explain whether or not each share of Class B common stock entitles its holder to vote on the election, removal or replacement of directors.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 15, 16 and 148 to make clear that shares of Class B common stock will not entitle the holders of such shares to any votes with respect to the election, removal or replacement of directors. As disclosed on pages 123 and 138, the Sponsors will be parties to a Stockholders Agreement pursuant to which, subject to certain exceptions, each of the Sponsors will be contractually entitled to nominate nominees to the Company’s board of directors.

Summary Consolidated Financial Data, page 17

3.

In footnote (1) on page 18, you indicate that your pro forma consolidated balance sheet gives effect to i) the corporate conversion and ii) your entry into the tax receivable agreement prior to the consummation of this offering. Please revise your disclosure to clarify how you determined the amount of the adjustment, including any assumptions used to determine the amount. To the extent the tax receivable agreement is expected to materially decrease historical equity, please tell us what consideration you have given to presenting a pro forma balance sheet alongside your most recent historical balance sheet.

Response: In response to the Staff’s comment, the “Pro Forma” column and corresponding footnote (1) will show the effects of the Corporate Conversion and the entry into the Tax Receivable Agreement. The Corporate Conversion will result in a debit to member’s equity line items and a corresponding credit to the line items for stockholder’s equity. The Tax Receivable Agreement will result in a debit to additional paid-in capital and a corresponding credit to tax agreement liability. The basis for the Company’s estimate of the amount of that liability is described on pages 71 and 72, and the Company has added similar disclosures on pages 18, 58 and 63. The amount of the

CPG: 03

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

adjustment, and the range to be described in the revised footnote, have not yet been determined and will be included in a subsequent amended registration statement once that estimate has been developed, which will occur after the Company’s audited financial statements for fiscal 2019 are available. Any changes to the Company’s assumptions and methodology arising in connection with its determination of the range will also be described as appropriate in a subsequent amended registration statement.

The effect of the Corporate Conversion and the entry into the Tax Receivable Agreement will be reflected in the pro forma columns in the “Summary Consolidated Financial Data” on page 18, “Capitalization” on page 58 and “Selected Consolidated Financial Data” on page 63. Given the limited nature of these pro forma adjustments and the expanded footnote disclosure, the Company believes the proposed disclosure in the Amended Registration Statement provides investors all material information related to the adjustment and that a full pro forma balance sheet would not provide additional information that would be material to investors.

Risk Factors, page 19

4.	We note that your Sponsors will have certain director nominee rights under the Stockholders Agreement. Please consider adding disclosures to your summary and risk factor sections.

Response: In response to the Staff’s comment, the Company has added additional disclosures on pages 11, 12 and 47.

Our certificate of incorporation, which will be in effect upon the completion of this offering…, page 45

5.

You disclose that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action” and that this provision does not apply to actions arising under the Exchange Act. Please disclose whether this provision also applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

CPG: 04

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

Response: The Company respectfully advises the Staff that the forum selection provision will apply to actions arising under the Securities Act and will provide for such actions that the exclusive forum for the resolution of such actions will be the federal district courts, subject to, and contingent upon, a final adjudication in the courts of the State of Delaware of the enforceability of such exclusive forum provision. In response to the Staff’s comment, the Company has revised the disclosures on pages 45, 46 and 152.

Selected Consolidated Financial Data

Non-GAAP Financial Measures, page 63

6.

You indicate that you use certain non-GAAP financial measures to assist investors in seeing your financial performance from management’s view and because you believe they provide an additional tool for investors to use in comparing your core financial performance over multiple periods with other companies in your industry. Since it appears you are using Adjusted Gross Profit, Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin as performance measures, it is not clear why you believe adjusting these measures for non-cash expenses is meaningful. Please revise your disclosures to more fully address why you believe these measures are useful to investors.

Response: In response to the Staff’s request the Company has revised the disclosure on page 64 to more fully reflect why management thinks adjusting these non-cash measures is meaningful to investors.

7.	In regard to your non-GAAP financial measures Adjusted Gross Profit, Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin, please address the following:

•	Identify each component of the non-cash costs in the reconciliations or related notes as we were unable to reconcile the amounts presented to amounts disclosed in your financial statements.

•

More fully explain to us why you believe adjusting non-GAAP financial measures for inventory revaluations and business transformation costs, which appear to be normal business costs, is reasonable and appropriate.

•	Reconcile the acquisition costs to amounts disclosed in note 3 to your financial statements.

•

More fully disclose the nature of the other costs and explain to us why you believe adjusting non-GAAP financial measures for costs that appear to relate to a customer dispute, is reasonable and appropriate.

•	Disclose how you determined the tax effect of adjustments in the reconciliation of adjusted net income.

CPG: 05

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

Response: The Company respectfully advises the Staff as follows (each bullet below corresponds to the same ordered bullet above in the Staff’s comment):

•

In response to the Staff’s request, the Company has further broken out each category of the non-GAAP financial measures to provide further information on the components of the calculations. These breakouts can be found on pages 66, 67 and F-35 of the registration statement.

•

The Company notes the Staff’s comments and advises the Staff that the adjustments for the inventory revaluations and business transformation costs are the result of events that are not indicative of the Company’s ongoing operating performance. The inventory revaluations resulted from the Company’s review of its off-specification finished goods inventory in light of its new manufacturing capabilities and decisions related to the formulations of the Company’s finished goods. This was due to the Company’s new capability in 2018 to use the re-ground off-specification finished goods and third-party recycled materials in its formulation and manufacturing process of raw materials. With the introduction of the new manufacturing process, the valuation of off-specification finished goods was decreased based on the then-current market rates to its net realizable value. In 2017, the Company incurred charges related to physical inventory write offs as a result of closing the Foley, Alabama plant in 2016. The Company does not have a history of incurring such write downs. The business transformation costs are a result of a larger multi-year rebranding project which started in fiscal 2018 and will continue through fiscal 2019 and includes a full scale rebrand and one-time costs related to expansion into new channels for the Company and its product lines. Marketing costs unrelated to this rebranding project were not included in business transformation costs that were added back. The Company expects this rebranding strategy to be completed in fiscal 2019.

•

In response to the Staff’s request, the Company has set forth in detail the components of the acquisition costs on pages 66, 67 and F-36. The Company supplementally notes that the $4.9 million reflected in footnote 5 to the Adjusted EBITDA reconciliation consists of two separate components: $4.2 million of closing costs paid on the date of closing of the acquisitions and $0.7 million of costs related to other activities in connection with the acquisition, such as valuation services and other consulting services. The total transaction cost presented in the last paragraph of Footnote 3 to the Company’s Consolidated Financial Statements reflects only the $4.2 million paid at closing of the acquisitions.

•

The Company notes the Staff’s comments and has revised the disclosure on pages 66, 67 and F-36 to further disclose the nature of the other costs. The Company also advises the Staff that the noted customer dispute was a self-directed product recall in the Company’s commercial segment. The recall was a result of the fire rating on the Company’s commercial partitions.

CPG: 06

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

•	In response to the Staff’s comment, the Company has provided further disclosure on the tax effect of adjustments on page 67 in the footnote to the Adjusted Net Income reconciliation table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended September 30, 2018, Compared with Year Ended September 30, 2017, page 71

8.

You indicate that net sales for the year ended September 30, 2018 increased by $50.0 million, or 7.9%, to $682.7 million from $632.6 million for the year ended September 30, 2017. You state that $34.9 million of the increase was attributable to acquisitions, while $17.1 million of the increase was attributable to pricing actions, slightly offset by the net effect of product volume and mix. In light of disclosures throughout your filing that appear to highlight your net sales compound annual growth rate, please more fully explain the reasons why product volumes declined during the year and address whether you expect this trend to continue. Also, in regard to the net sales compound annual growth rate you disclose, please more clearly address the impact of acquisitions and organic growth on that rate.

Response: In response to the Staff’s comment, the Company has added additional disclosure on pages 2, 72, 75 and 93.

9.	Please revise MD&A to more fully address the following:

•	Explain the facts and circumstances related to the inventory adjustments disclosed in Note 4.

•

Explain the nature of the construction in progress assets and long lived assets in the Residential segment that resulted in an impairment charge of $11.4 million and a disposal loss of $4.3 during the year ended September 30, 2017, including the facts and circumstances related to the losses.

•	Explain the nature of the current construction in progress and disclose the expected time-frame for completion.

•	Explain the impact of and facts and circumstances related to the customer dispute disclosed in Note 9.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 73 and 74.

CPG: 07

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

Liquidity and Capital Resources

Liquidity Outlook, page 74

10.

You indicate that you are a holding company and do not conduct any business operations of your own. You disclose that you are largely dependent upon cash dividends and distributions and other transfers from your subsidiaries to meet your obligations and agreements governing the indebtedness of your subsidiaries also impose restrictions on their ability to pay dividends or make other distributions to you. To the extent applicable, please revise your financial statements to provide the disclosures required by Rule 4-08(e) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 76 and 77.

Consolidated Financial Statements

2. Summary of Significant Accounting Policies – Goodwill, page F-11

11.

With regard to goodwill, please expand this disclosure to provide investors with sufficient information to understand whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate fair values. Please specifically clarify whether the estimated fair values of each of your reporting units is substantially in excess of their carrying values. If they are not, please disclose the percentage by which the fair values exceed the carrying values. In addition, please provide a discussion of the uncertainties associated with the specific key assumptions for each reporting unit, including any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Response: In response to the Staff’s comment, the Company notes that, as of September 30, 2018, the estimated fair value of each of its reporting units significantly exceeded its carrying value, except for the Versatex reporting unit, which was acquired in June 2018 shortly before the 2018 annual impairment test was performed. The Company has determined that, as of September 30, 2018, the estimated fair value exceeded the carrying value of each of its reporting units by the following percentages: [****]%1 for building products, [****]%2 for Ultralox and [****]%3 for commercial. The Versatex reporting unit was recorded at its fair value for the annual impairment test due to its recent acquisition in 2018. Additionally, the Company noted no triggering events from the date of acquisition to the annual impairment date for Versatex. Accordingly, the Company does not believe that any of its reporting units are at risk of a material impairment and submits that no further disclosure is necessary for an investor’s understanding of the risk of a potential impairment.

[1]	Confidential Treatment Requested by CPG Newco LLC.
[2]	Confidential Treatment Requested by CPG Newco LLC.
[3]	Confidential Treatment Requested by CPG Newco LLC.

CPG: 08

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

12.	In regard to the goodwill impairment charge you recorded during the year ended September 30, 2017, please revise your disclosures here or in MD&A to address the following:

•	Disclose the amount of any goodwill remaining in the Vycom reporting unit.

•	Address the significance of the Vycom reporting unit relative to the Commercial reportable segment.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 83.

3. Acquisitions, page F-16

13.

We note that you acquired 100% of the outstanding membership interests of Versatex on June 18, 2018 for approximately $271.2 million, net of cash acquired. Please provide us with your significance tests that determined audited financial statements are not required under Rule 3-05 of Regulation S-X.

Response: The Company respectfully advises the Staff that the Company has analyzed the applicability of Rule 3-05 of Regulation S-X (the “Significance Tests”) in connection with its acquisition of Versatex on June 18, 2018 and has concluded that audited financial statements of Versatex are not required to be presented in the registration statement.

Pursuant to Rule 3-05 of Regulation S-X, the Company performed the Significance Tests using the audited fiscal 2017 financial statements of the Company and the audited 2017 financial statements of Versatex. The highest significance level for any of the Significance Tests is [****]%4, as set forth hereto on Attachment A. Accordingly, as none of the Significance Tests results exceeds 20 percent, the Company concluded that audited financial statements of Versatex are not required under Rule 3-05.

[4]	Confidential Treatment Requested by CPG Newco LLC.

CPG: 09

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

11. Share Based Compensation, page F-28

14.

You disclose that the estimated grant date fair values of both time vested and performance vested Profits Interests granted during 2018 and 2017, was derived using the option pricing method. Please disclose whether the profit interests will be converted into options to acquire Class A common stock. If so, please tell us what consideration you have given to the potential impact of the conversion. Please also address your determination of the fair value of these interests relative to the fair value of this offering.

Response: The Company expects that the profits interests will be converted into, or exchanged for, a form of equity award to be granted by the Company following conversion into a corporation. The nature of these awards and the mechanics of the conversion or exchange have not yet been determined. The Company will disclose the nature of any such replacement awards, the manner in which profits interests will be converted into such awards and the accounting treatment of any such conversion or exchange, once those matters have been determined, in an amendment to the registration statement. The Company has not yet determined the price range for the offering. The fair value of the profits interests have been determined in a manner consistent with methodologies and approaches disclosed under the heading “Equity-Based Compensation” beginning on page 84 and in footnote 11 to the financial statements beginning on page F-28. Once the price range in connection with the offering has been determined, the Company will be in a position to address the determination of the fair value of the profits interests relative to the anticipated price range of the offering.

15. Commitments and Contingencies

Legal Proceedings, page F-37

15.

Your current disclosures appear somewhat confusing and potentially inconsistent. Please be advised if it is reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you are required to either disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. Refer to ASC 450-20-50-4 and Question 2 to SAB Topic 5:Y.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page F-38.

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that to date neither the Company nor any authorized persons have presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company acknowledges the Staff’s comment and will provide copies of such communications to the extent such written communications are presented to potential investors.

*    *    *    *

CPG: 010

U.S. Securities and Exchange Commission	Confidential Treatment Requested
September 20, 2019	By CPG Newco LLC

Please contact me at (650) 461-5610 if you wish to discuss the responses to the Staff’s comments.

Very truly yours,

/s/ John L. Savva
John L. Savva

cc:	Jesse Singh, CPG Newco LLC

Ralph Nicoletti, CPG Newco LLC

Greg Jorgensen, CPG Newco LLC

Paul Kardish, CPG Newco LLC

Rachel Sheridan, Latham & Watkins LLP

Samuel Rettew, Latham & Watkins LLP

Rita-Anne O’Neill, Sullivan & Cromwell LLP

CPG: 011

Confidential Treatment Requested
By CPG Newco LLC

Attachment A

CPG International LLC (Company)

Versatex Holdings, LLC (Versatex) – Significance Testing

Periods as shown

(amounts in thousands, USD)

	Company		Versatex
	Fiscal Year Ended September 30, 2017 (audited)		Fiscal Year Ended December 31, 2017 (audited)
Total assets	$ [	****][5]	$	[	****][6]
Net income before taxes	[	****][7]		[	****][8]
Asset Test:
CPG’s share of Versatex assets			$	[	****][9]
Consolidated total assets of CPG				[	****][10]
Significance %				[	****]%[11]
Investment Test:
CPG’s investment in Versatex			$	[	****][12]
Consolidated total assets of CPG				[	****][13]
Significance %				[	****]%[14]
Income Test:
CPG’s share of Versatex income before taxes			$	[	****][15]
Average consolidated net income before income taxes of CPG for previous five years (absolute value)				[	****][16]
Significance %				[	****]%[17]

Conclusion

The highest significance level based upon the calculations above is [****]%18. Pursuant to Rule 3-05(b) of Regulation S-X, since the highest significance level is less than 20%, audited financial statements of Versatex are not required to be presented.

[5]	Confidential Treatment Requested by CPG Newco LLC.
[6]	Confidential Treatment Requested by CPG Newco LLC.
[7]	Confidential Treatment Requested by CPG Newco LLC.
[8]	Confidential Treatment Requested by CPG Newco LLC.
[9]	Confidential Treatment Requested by CPG Newco LLC.
[10]	Confidential Treatment Requested by CPG Newco LLC.
[11]	Confidential Treatment Requested by CPG Newco LLC.
[12]	Confidential Treatment Requested by CPG Newco LLC.
[13]	Confidential Treatment Requested by CPG Newco LLC.
[14]	Confidential Treatment Requested by CPG Newco LLC.
[15]	Confidential Treatment Requested by CPG Newco LLC.
[16]	Confidential Treatment Requested by CPG Newco LLC.
[17]	Confidential Treatment Requested by CPG Newco LLC.
[18]	Confidential Treatment Requested by CPG Newco LLC.

CPG: 012